FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes....... No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc (' HSBC') announces that, as outlined in its announcement on 21 February 2017, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each (' Ordinary Shares') for up to a maximum consideration of US$1,000,000,000 (the ' Buy-back'). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into an irrevocable, non-discretionary agreement (the 'Agreement') with Credit Suisse Securities (Europe) Limited (' Credit Suisse') to enable the purchase of Ordinary Shares by Credit Suisse, acting as principal, during the period running from 22 February 2017 and ending no later than 30 June 2017 (subject to regulatory and shareholder approvals remaining in place), for an aggregate purchase price of no greater than US$1,000,000,000 and the simultaneous on-sale of such Ordinary Shares by Credit Suisse to HSBC.

Any purchases of Ordinary Shares will be carried out on the London Stock Exchange in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 22 April 2016 (the ' 2016 Authority'), Chapter 12 of the Financial Conduct Authority's Listing Rules and Article 5(1) of Regulation (EU) No 596/2014, the Commission Delegated Regulation (EU) No 2016/1052, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Hong Kong Codes on Takeovers and Mergers and Share Buy-Backs and applicable US federal securities laws. Ordinary Shares purchased under the Buy-back will be cancelled.

Any purchases effected following expiry of the 2016 Authority at the forthcoming annual general meeting on 28 April 2017 will be conditional on a similar authority being granted at that meeting.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 1,645,523,979, being the balance of Ordinary Shares able to be repurchased under the 2016 Authority following the repurchase of 325,273,407 Ordinary Shares pursuant to the buy-back which commenced on 4 August 2016 and completed on 19 December 2016.

Investor enquiries to:
Richard O'Connor	+44 (0) 20 7991 6590	investorrelations@hsbc.com

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 22 February 2017